Exhibit (d)(8)(f)
PACIFIC FUNDS
AMENDMENT NO. 5 TO THE FUND MANAGEMENT AGREEMENT
     The Fund Management Agreement (the “Agreement”) the first made the 26th day of September, 2001, and as amended thereafter, by and among Pacific Life Insurance Company (“Investment Adviser”), a Nebraska corporation, Massachusetts Financial Services Company (“Fund Manager”), a Delaware corporation, and Pacific Funds, a Delaware statutory trust (“Fund”), is hereby amended to add the provisions set forth below (together the “Amendment”), which is made this 1 day of May, 2006.
     In consideration of the renewal of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement.
Section 2 of the Agreement, Fund Manager Duties, is amended to add the following:
Fund Manager:
1.	will provide assistance to the Investment Adviser, custodian or recordkeeping agent for the Fund in determining or confirming, consistent with the procedures and policies stated in the Fund’s valuation procedures as provided in writing to the Fund Manager and/or the Registration Statement, the value of any portfolio securities or other assets of the Portfolios for which the Investment Adviser, custodian or recordkeeping agent seeks assistance from the Fund Manager or identifies for review by the Fund Manager. This assistance includes (but is not limited to): (i) designating and providing timely access, independently on an as needed basis and upon the request of the Investment Adviser or custodian, to one or more employees of the Fund Manager who are knowledgeable about the security/issuer, its financial condition, trading and/or other relevant factors for valuation, which employees shall be available for consultation when the Board’s Valuation Committee convenes; (ii) notifying the Investment Adviser in the event the Fund Manager determines, with respect to a security that is held both by the Portfolio and by another account managed by the Fund Manager, the value of such security pursuant to the Fund Manager’s procedures for determining the fair value of a security; (iii) obtaining bids and offers or quotes from broker/dealers or market-makers with respect to securities held by the Portfolios; (iv) verifying pricing and providing fair valuations or recommendations for fair valuations in accordance with the Fund’s valuation procedures, as they may be amended from time to time; and (v) maintaining adequate records and written backup information with respect to the securities valuation services provided hereunder, and providing such information to the Investment Adviser or the Fund upon request. Such records shall be deemed Fund records.
2.	will assist the Fund and the Fund’s Chief Compliance Officer (“CCO”) in complying with Rule 38a-1 under the 1940 Act. Specifically, the Fund Manager represents and warrants that it shall maintain a compliance program in accordance with the requirements of Rule 206(4)-7 under the Advisers Act, and shall provide the CCO with reasonable access to information regarding the Fund Manager’s compliance program, which access shall include on-site visits with the Fund Manager as may be reasonably requested from time to time. In connection with the periodic review and annual report required to be prepared by the CCO pursuant to Rule 38a-1, the Fund Manager agrees to provide certifications as may be reasonably requested by the CCO related to the design and implementation of the Fund Manager’s compliance program.
3.	will comply with its policy on selective disclosure of portfolio holdings of the Fund (the “Selective Disclosure Policy”), as may be amended from time to time. Any amendments will be provided in writing to the Investment Adviser. In complying with its Selective Disclosure Policy in connection with any selective disclosure of portfolio holdings of the Fund, the Fund Manager agrees to enter into written confidentiality agreements with third parties in compliance with applicable law (including only under circumstances where legitimate business purposes for the selective disclosure exist and where the recipients of the selective disclosure are subject to a duty of confidentiality, including a duty not to trade on nonpublic information). The Fund Manager agrees to provide an annual certification with respect to compliance with the Selective Disclosure Policy.
4.	will notify the Investment Adviser promptly in the event that, in the judgment of the Fund Manager, Portfolio share transaction activity becomes disruptive to the ability of the Fund Manager to effectively manage the assets of a Portfolio consistent with the Portfolio’s investment objectives and policies.
5.	will provide assistance as may be reasonably requested by the Investment Adviser in connection with compliance by the Portfolios with any current or future legal and regulatory requirements related to the services provided by the Fund Manager hereunder.
6.	will provide such certifications to the Fund as the Fund or the Investment Adviser may reasonably request related to the services provided by the Fund Manager hereunder.
Section 3 of the Agreement, Disclosure about Fund Manager, is amended to add the following:
The Fund Manager further agrees to notify the Investment Adviser and the Fund immediately of any material fact known to the Fund Manager respecting or relating to the Fund Manager that is not contained in the Registration Statement or prospectus for the Fund, or any amendment or supplement thereto, or of any statement respecting or relating to the Fund Manager contained therein that becomes untrue in any material respect. With respect to the disclosure respecting each Portfolio, the Fund Manager represents and agrees that the description in the Fund’s prospectus contained in the following sections: “The portfolio’s investment goal,” and “What the portfolio invests in” (collectively, “Portfolio Description”) is consistent with the manner in which the Fund Manager intends to manage each Portfolio, and the description of “Risks you should be aware of” (“Risk Description”) is consistent with risks known to the Fund Manager that arise in connection with the manner in which the Fund Manager intends to manage the Portfolio.
Section 4 of the Agreement, Expenses, is amended to add the following:
     The Fund, the Fund Manager and the Investment Adviser shall not be considered as partners or participants in a joint venture.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.
PACIFIC LIFE INSURANCE COMPANY

By:	/s/ James T. Morris	By:	/s/ Audrey L. Milfs

Name:	James T. Morris	Name:	Audrey L. Milfs

Title:	Chief Operating Officer	Title:	Vice President & Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Robert J. Manning

Name:	Robert J. Manning

Title:	President and Chief Executive Officer

PACIFIC FUNDS

By:	/s/ James T. Morris

Name:	James T. Morris

Title:	President